

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

James P. Lynch
Chief Financial Officer
SJW Group
110 West Taylor Street
San Jose, California 95110

> **Re: SJW Group**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-08966**

Dear Mr. Lynch:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation